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                                                               November 15, 1999

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

                       Interim Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                              Columbia Energy Group
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                                File No. 70-8801

Gentlemen:

         In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated November 20, 1996 (the "November 20 Order"), authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended, the undersigned hereby certifies to the Commission that on June 19, 1997, Columbia Energy Group (formerly The Columbia Gas System, Inc.) formed an Energy Products Company as defined and authorized in the November 20 Order. The new company, Columbia Energy Power Marketing Corporation ("Columbia Power"), is a subsidiary of Columbia Energy Services Corporation ("Columbia Energy Services"). On December 12, 1997, Columbia Power was funded through the purchase of stock by Columbia Energy Services. In compliance with the November 20 Order, the undersigned hereby certifies that:

                                       Confidential treatment requested.




                                       Very truly yours,

                                       COLUMBIA ENERGY GROUP


                                       By:    /s/ J. W. Grossman
                                          -------------------------------------
                                                J. W. Grossman, Vice President
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                         COLUMBIA ENERGY POWER MARKETING
                                INCOME STATEMENT
                 FOR THE THREE MONTHS ENDING SEPTEMBER 30, 1999
                                  ($ THOUSANDS)


                        Confidential treatment requested
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                         COLUMBIA ENERGY POWER MARKETING
                                  BALANCE SHEET
                            AS OF SEPTEMBER 30, 1999
                                  ($ THOUSANDS)


                        Confidential treatment requested